SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)1

Perpetual Energy Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

714270105
(CUSIP Number)

July 15, 2010
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714270105	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Clayton H. Riddell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
The group of reporting persons on this Schedule 13G includes: Clayton H. Riddell, Treherne Resources Ltd. and Dreamworks Investment Holdings Ltd.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		517,982*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		28,708,023*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		517,982*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		28,708,023*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,226,005*
*Clayton H. Riddell beneficially owns 29,226,005 common shares of Perpetual Energy Inc., excluding 545,484 common shares held by his wife, Vi Riddell, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the common shares beneficially held by Mr. Riddell, 517,982 common shares are held directly by Mr. Riddell, 3,749,837 common shares are held by Treherne Resources Ltd., over which Clayton H. Riddell has sole investment and voting control, and 24,958,186 common shares are held by Dreamworks Investment Holdings Ltd., over which Clayton H. Riddell has sole investment and voting control.  Of the common shares beneficially owned by Mr. Riddell, 37,500 are issuable pursuant to presently exercisable stock options.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
19.7%
12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 714270105	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Treherne Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
The group of reporting persons reporting on this Schedule 13G includes: Clayton H. Riddell, Treherne Resources Ltd. and Dreamworks Investment Holdings Ltd.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta
	5	SOLE VOTING POWER
NUMBER OF		3,749,837*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		3,749,837*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,749,837*
*Clayton H. Riddell beneficially owns 29,226,005 common shares of Perpetual Energy Inc., excluding 545,484 common shares held by his wife, Vi Riddell, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the common shares beneficially held by Mr. Riddell, 517,982 common shares are held directly by Mr. Riddell, 3,749,837 common shares are held by Treherne Resources Ltd., over which Clayton H. Riddell has sole investment and voting control, and 24,958,186 common shares are held by Dreamworks Investment Holdings Ltd., over which Clayton H. Riddell has sole investment and voting control.  Of the common shares beneficially owned by Mr. Riddell, 37,500 are issuable pursuant to presently exercisable stock options.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 714270105	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Dreamworks Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
The group of reporting persons reporting on this Schedule 13G includes: Clayton H. Riddell, Treherne Resources Ltd. and Dreamworks Investment Holdings Ltd.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia
	5	SOLE VOTING POWER
NUMBER OF		24,958,186*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		24,958,186*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,958,186*

*Clayton H. Riddell beneficially owns 29,226,005 common shares of Perpetual Energy Inc., excluding 545,484 common shares held by his wife, Vi Riddell, as to which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Riddell disclaims beneficial ownership.  Of the common shares beneficially held by Mr. Riddell, 517,982 common shares are held directly by Mr. Riddell, 3,749,837 common shares are held by Treherne Resources Ltd., over which Clayton H. Riddell has sole investment and voting control, and 24,958,186 common shares are held by Dreamworks Investment Holdings Ltd., over which Clayton H. Riddell has sole investment and voting control.  Of the common shares beneficially owned by Mr. Riddell, 37,500 are issuable pursuant to presently exercisable stock options.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
16.8%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 714270105	13G	Page 5 of 9 Pages

Item 1

(a).

Name of Issuer:

Perpetual Energy Inc.

Item 1

(b).

Address of Issuer’s Principal Executive Offices:

Suite 3200, 605 Fifth Avenue S.W.

Calgary, Alberta  T2P 3H5

Canada

Item 2

(a).

Name of Person Filing:

Clayton H. Riddell (“Riddell”)

Treherne Resources Ltd. (“Treherne”),

Dreamworks Investment Holdings Ltd. (“Dreamworks”)

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

4700 – 888 Third Street S.W.
Calgary, AB  T2P 5C5
Canada

Item 2

(c).

Citizenship:

Riddell:  Canadian

Treherne:  Alberta, Canada

Dreamworks:  British Columbia, Canada

Item 2

(d).

Title of Class of Securities:

Common Shares

Item 2

(e).

CUSIP Number:

714270105

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 714270105	13G	Page 6 of 9 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:

See Item 9 on the cover pages.

(b)

Percent of class:

See Item 11 on the cover pages.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

(ii)

Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of

(iv)

Shared power to dispose or to direct the disposition of

                               See Items 5-8 on the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

See Exhibit 2 hereto.

Item 9.

Notice of Dissolution of Group.

                        Not Applicable

Item 10.

Certification.

Not Applicable

CUSIP No. 714270105	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on February 14, 2011.

Signed “Clayton H.Riddell”

Clayton H. Riddell

TREHERNE RESOURCES LTD.

By: Signed “Clayton H.Riddell”

Name:

Clayton H. Riddell

Title:

President

DREAMWORKS INVESTMENT HOLDINGS LTD.

By: Signed “Clayton H.Riddell”

Name:

Clayton H. Riddell

Title:

President

CUSIP No. 714270105	13G	Page 8 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares of Perpetual Energy Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February 14, 2011

Signed “Clayton H.Riddell”

Clayton H. Riddell

TREHERNE RESOURCES LTD.

By: Signed “Clayton H.Riddell”

Name:

Clayton H. Riddell

Title:

President

DREAMWORKS INVESTMENT HOLDINGS LTD.

By: Signed “Clayton H.Riddell”

Name:

Clayton H. Riddell

Title:

President

CUSIP No. 714270105	13G	Page 9 of 9 Pages

Exhibit 2

IDENTIFICATION OF MEMBERS OF THE GROUP

Clayton H. Riddell

Treherne Resources Ltd..

Dreamworks Investment Holdings Ltd.